FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                       Swor, G. Michael
                                                               1617 S.  Tuttle, Suite 1A
                                                               Sarasota, FL   34239
2. Issuer Name and Ticker or Trading Symbol:                   SURG
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                    06/01
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                      X Director
                                                               X 10% owner
                                                               X Officer (Title): CEO
                                                               _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                         Common Stock
2. Transaction Date:                          June 1, 2001
3. Transaction Code
4. Securities Acquired (A) or
    Disposed (D):   Amount:                   4,657,500
                    A or D:                   A
                    Price:                    $0.02 (*)
5. Amount of Securities Beneficially
   owned at end of Month:
                                              6,608,945
6. Ownership Form:
    Direct (D) or Indirect (I):               D
7. Nature of Indirect
    Beneficial Ownership:

* If the form is  filed  by more  than one  Reporting  Person,  see  instruction
5(b)(v) Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                          C.S. Warrants
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:   3,870,686
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:                                            D
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

* Dr. Swor had accrued salary through May 31, 2001 in the amount of $93,150. On June 1, 2001, the Board of Directors voted to allow Dr. Swor to convert his accrued salary into the Company's common stock at fair market value determined at the closing bid price for the shares. On June 1, 2001, the date of the authorizing resolution, the closing bid price was $0.02 per share.



/s/  G. Michael  Swor                                 Date:  07/26/01
---------------------------------
G. Michael  Swor
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).



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